SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 24, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   February 24, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - February 24, 2011

Tanzanian Royalty Announces Senior Executive Appointments

and New Addition to Board of Directors

The Company wishes to announce changes at the executive level that will facilitate and expedite the decision making process during this critically important period in its history. James E. Sinclair will now hold the positions of President and Chief Executive Officer while Joseph K. Kahama, the Company’s current president, will assume the position of Chairman and Chief Operating Officer (Tanzania).

In his role as Chief Operating Officer (Tanzania), Mr. Kahama will be responsible for all the Company’s operations in the United Republic of Tanzania including development of the newly acquired Buckreef Gold Project along with the bulk sampling and evaluation of surface gravels at Kigosi, Lunguya and Ushirombo. In his capacity as Chairman, he will continue to foster cordial relationships with government ministries and officials and with Tanzanian Royalty’s various industry partners including Jinchuan Mining and Beijing Songshanheli Mining who are exploring the Company’s Kabanga Nickel Project.

“Joseph Kahama has laid much of the foundation for our success in Tanzania and his appointment as Chairman and Chief Operating Officer (Tanzania) will ensure continuity to our operations in Tanzania as we evolve from an exploration stage company to a full fledged gold producer,” said Mr. Sinclair

In addition, the Company is pleased to announce the appointment of Dr. Abdulkarim Hamisi Mruma to its Board of directors and Mr. Steven van Tongeren as Chief Financial Officer, replacing Regina Kuo-Lee who will take on the newly created executive position of Corporate Controller.

Dr. Mruma is a graduate of the University of Dar es Salaam where he currently serves as a Professor of Geology. His post graduate studies included research sabbaticals at universities and government institutions in Germany; Belgium, Zimbabwe and Finland.

In addition to his academic duties, Dr. Mruma is Chief Executive Officer of the Geological Survey of Tanzania, a position he has held since October 2004.  He also serves as a Board member of Williamson Diamonds Limited and the State Mining Corporation (STAMICO) of Tanzania, the Company’s joint venture partner for the Buckreef Gold Mine Re-development Project.

Dr. Mruma has authored and contributed to numerous technical journals on a broad range of geology-related topics. His expertise and knowledge will be of enormous benefit to the Company during this critical period in its evolution.

Mr. van Tongeren holds a Bachelor of Science degree from the State University of New York and is a Certified Public Accountant.

In the past, Mr. van Tongeren held executive positions in finance with Gulf & Western, Borden Inc., Polygram Video and Polygram International BV. His responsibilities included domestic and international audits, special project due diligence for subsidiaries, and consolidated world-wide financial reporting covering 34 countries including the U.S.A., Europe and South Africa.

His broad range of experience includes acting as Executive Director, Finance for a large European restaurant chain which he brought to full listing status on the London Stock Exchange and for which he successfully completed a major financing and acquisition.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.